Exhibit 4.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

THIS AMENDMENT NO. 2 (this “Amendment”), dated as of August 14, 2008, to the Rights Agreement, dated as of November 17, 1998 as amended by Amendment No. 1 to the Rights Agreement dated December 11, 2000 (the “Rights Agreement”), between Nanogen, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A. (as successor rights agent to FleetBoston, N.A., successor rights agent to BankBoston, N.A.) as Rights Agent (the “Rights Agent”), is made with reference to the following facts:

A. The Company and the Rights Agent have heretofore entered into the Rights Agreement. Pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may, from time to time, supplement or amend the Rights Agreement in accordance with the provisions of such Section.

B. The Board of Directors of the Company has determined that it is in the best interests of the Company to amend the Rights Agreement such that, with respect to the acquisition by the shareholders of Financière Elitech S.A.S., a société par actions simplifiée incorporated under the laws of France and registered with the Clerk of the Commercial Court of Nanterre under the number 481 676 062 (“Elitech”), and its Affiliates and Associates (as those terms are defined in the Rights Agreement), pursuant to the Share Exchange Agreement dated August 14, 2008 (the “Elitech Share Exchange Agreement”) entered into by the Company, Elitech, and the shareholders of Elitech, no shareholder of Elitech will become an “Acquiring Person” and no “Stock Acquisition Date” or “Distribution Date” (as such terms are defined in the Rights Agreement) will occur.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties hereto agree as follows:

Capitalized terms used herein (including the recitals) and not defined herein shall have the meanings assigned to such terms in the Rights Agreement.

1. Section 1(a)(ii) of the Rights Agreement is hereby amended in its entirety to read as follows:

(ii) the term Acquiring Person shall not mean (A) the Company, (B) any subsidiary of the Company (as such term is hereinafter defined), (C) any employee benefit plan of the Company or any of its subsidiaries, (D) any entity holding securities of the Company organized, appointed or established by the Company or any of its subsidiaries for or pursuant to the terms of any such plan, (E) Citigroup as a result of the acquisition by Citigroup of up to 25% of the shares of Common Stock of the Company; provided, however, that the provisions of this clause (E) shall remain in effect only so long as Citigroup retains its status as a 13G Filer and; provided, further, if Citigroup inadvertently acquires more than 25% of the shares of Common Stock of the Company and, promptly after becoming aware of such fact, Citigroup divests a sufficient number of shares of the

Company’s Common Stock so that Citicorp’s beneficial ownership no longer exceeds 25% of the shares of the Company’s Common Stock, than the provisions of this clause (E) shall remain in effect; or (F) any shareholder or group of shareholders (as determined pursuant to Rule 13d-5 promulgated under the Exchange Act) of Financière Elitech S.A.S., a société par actions simplifiée incorporated under the laws of France and registered with the Clerk of the Commercial Court of Nanterre under the number 481 676 062 (“Elitech”), as a result of the acquisition by the shareholders of Elitech of shares of Common Stock of the Company pursuant to the Share Exchange Agreement dated August 14, 2008 entered into by the Company, Elitech and the shareholders of Elitech (the “Elitech Share Exchange Agreement”); and

2. The first sentence of Section 3(a) of the Rights Agreement is hereby amended by adding the following to the end of such sentence:

; provided, further, that in no event shall a Distribution Date be deemed to occur as a result of the acquisition by any shareholder or group of shareholders (as determined pursuant to Rule 13d-5 promulgated under the Exchange Act) of Elitech of shares of Common Stock of the Company pursuant to the Elitech Share Exchange Agreement.

3. No “Stock Acquisition Date” shall be deemed to occur under the Rights Agreement as a result of the acquisition by any shareholder or group of shareholders (as determined pursuant to Rule 13d-5 promulgated under the Exchange Act) of Elitech of shares of Common Stock of the Company pursuant to the Elitech Share Exchange Agreement.

4. Section 22 of the Rights Agreement is hereby amended as follows:

(a) Insert the following new sentence after the existing first sentence thereof:

In the event the transfer agency relationship in effect between the Company and the Rights Agent terminates, the Rights Agent will be deemed to have resigned automatically and be discharged from its duties under this Agreement as of the effective date of such termination, and the Company shall be responsible for sending any required notice.

(b) Delete the term “having a principal office in the State of New York or the State of California,” in its entirety.

5. Section 26 of the Rights Agreement is hereby amended to replace the Rights Agent’s address for notices to:

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

Attention: Client Services

6. Insert a new Section 34 in the Rights Agreement as follows:

Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war, or civil unrest.

7. All amendments made to the Rights Agreement in this Amendment shall be deemed to apply retroactively as well as prospectively.

8. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with all laws of such State applicable to contracts to be made and performed entirely within such State.

9. This Amendment may be executed in counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and attested, all as of the date and year first above written.

Attest:		NANOGEN, INC.

By:	/s/ David Ludvigson	By:	/s/ Nicholas Venuto
Name: David Ludvigson		Name: Nicholas Venuto
Title: President & Chief Operating Officer		Title: Chief Financial Officer

Attest:		COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Jeff Seiders	By:	/s/ Katherine S. Anderson
Name: Jeff Seiders		Name: Katherine S. Anderson
Title: Relationship Manager		Title: Managing Director